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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                          Seneca Foods Corporation

                              (Name of Issuer)

               Class A Common Stock, par value $.25 per share

                       (Title of Class of Securities)

                                 817070501

                               (CUSIP Number)


                              Jerome J. Jenko
                           Senior Vice President,
                       General Counsel and Secretary
                           The Pillsbury Company
                           200 South Sixth Street
                        Minneapolis, Minnesota 55102
                               (612) 330-4966

                                  copy to:

                             Francis J. Aquila
                            Sullivan & Cromwell
                              125 Broad Street
                          New York, New York 10004
                               (212) 558-4000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               March 22, 1996

          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

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--------------------
CUSIP NO. 817070501
--------------------
------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Grand Metropolitan Public Limited Company
------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)   [  ]

                                                (b)   [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS

      AF, OO
------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             0
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              346,570
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        346,570
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            346,570
------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.0%
------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------

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--------------------
CUSIP NO. 817070501
--------------------
------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Pillsbury Company
------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)   [  ]

                                                (b)   [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
      00
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             0
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              346,570
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        346,570
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            346,570
------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.0%

------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------

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Item 1.     Security and Issuer

            This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $.25 per share (the "Common Stock"), of

Seneca Foods Corporation (the "Company").  The Company's principal executive offices are located at 1162 Pittsford-Victor Road, Pittsford, New

York 14534.


Item 2.     Identity and Background

            This Schedule 13D is filed by Grand Metropolitan Public Limited

Company, a company incorporated under the laws of England (the "Parent"),

and The Pillsbury Company, a Delaware corporation (the "Purchaser").  The

Purchaser is an indirect wholly owned subsidiary of the Parent.  Purchaser and Parent are sometimes referred to herein as the "Reporting Persons."

            The principal executive offices of Purchaser are located at 200

South Sixth Street, Minneapolis, Minnesota 55402.  Purchaser is a

diversified food manufacturer engaged in the following major categories of the food manufacturing business:  baked goods, vegetables, ice cream,

Mexican food, soup and Italian speciality products.

            The principal executive offices of Parent are located at 20 St.

James's Square, London SW1Y 4RR, England.  Parent is an international branded consumer products company engaged in two major sectors:  food and drinks.

            (a) - (c); (f)  The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth in Schedule I hereto and are incorporated by reference herein.

            (d) - (e)  During the last five years, none of the Reporting

Persons, and to the knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or

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(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.


Item 3.     Source and Amount of Funds or Other Consideration

            Effective February 1, 1995, Purchaser sold the Company six

Green Giant(r) vegetable plants in exchange for which the Company issued to

Purchaser an 8% Secured Nonrecourse Subordinated Promissory Note in the

aggregate principal amount of $73,025,000 (the "Note").*  Pursuant to the terms of the Note, the first two partial payments of principal, each in the amount of $3,000,000, were due on October 20, 1995 and October 20, 1996,

respectively.  On September 28, 1995, the Purchaser and the Company entered into an agreement (the "Option Agreement") pursuant to which the first two partial payments of principal under the Note were deferred until October

20, 1998 and the Company granted Purchaser an option to convert any part or all of the $6,000,000 principal payment deferred to October 20, 1998 to shares of Common Stock of the Company, at an exercise price per share of

Common Stock equal to the midpoint price between the bid and asked price of

Common Stock on the day Purchaser delivers a notice of exercise to the

Company (the "Option").

            On December 21, 1995, Purchaser delivered notice (the "Notice")

to the Company that it was exercising the Option with respect to the entire

$6,000,000 principal



















               * In connection with the February 1, 1995 transaction, the Purchaser and the Company entered into a long-term supply agreement pursuant to which the Company processes and retail packs food under the Green Giant(r) label for the Purchaser. In addition, Michael
                    A. Schaeffer, an officer of Purchaser, is a director of the Company.

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payment.  As a result, the exercise price per share of Common Stock was equal to $17.3125.

            On March 15, 1996, Purchaser and the Company entered into the

Purchase and Registration Rights Agreement (the "Purchase Agreement"),

pursuant to which the Company will issue and deliver 346,570 shares of

Common Stock (the "Shares") to Purchaser.  The source of funds for the purchase of such stock is the deemed repayment of $6,000,000 in principal payments due under the Note.


Item 4.     Purpose of Transaction

            The Reporting Persons acquired the Shares for investment

purposes and without the purpose or intent of influencing the control of the Company.  The Reporting Persons intend to review their investment position from time to time and reserve the right to change their purposes and intentions as described in this Item 4 based upon such review and other factors.  See Item 3.

            Except as set forth below, at the present time the Reporting

Persons have no plan or proposal which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the

Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the

Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company

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by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section

12(g)(4) of the Act or (j) any action similar to those enumerated above.

            Pursuant to the Purchase Agreement, the Purchaser acquired the

Shares.  Article V of the Purchase Agreement provides the Purchaser with certain registration rights with respect to the Shares.  The Company is required to file with the Commission within five business days following the filing of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, a shelf registration statement providing for the sale by the Purchaser in accordance with the terms of the Purchase Agreement of all of the Shares.  The Company must use its best efforts to keep the shelf registration statement continuously effective until the earlier to occur of

(i) the time at which the Purchaser no longer owns, beneficially or otherwise, any Shares or (ii) the second annual anniversary of the shelf registration statement.

            Pursuant to the Purchase Agreement, the Company will pay or cause to be paid, generally, all costs and expenses incident to the registration, offering and/or sale of the shares in connection with the shelf registration statement, other than (i) transfer taxes payable upon the sale of any Shares to the purchaser thereof, (ii) the fees and disbursements of underwriters or agents, including underwriting discounts and commissions, if any, (iii) the fees and disbursements of the

Purchaser's counsel, and (iv) any printing costs incurred at or with respect to a financial printer in connection with the shelf registration statement in excess of $2,500.

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            Furthermore, pursuant to the Purchase Agreement, the Company has agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement relating to its Common Stock or publicly disclose the intention to do any of the foregoing, without the prior written consent of the Purchaser for a period of one year from the date of the Purchase

Agreement (the "Lock-Up Period"), except in certain limited circumstances;

provided, however, that, any person who is (A) the parent, child,

grandchild or sibling (or spouse of any such person) of either (i) Arthur

S. Wolcott or (ii) Kraig H. Kayser and who is not an officer of the

Company, or (B) any trust for the benefit of any such person referred to in

(A) above, may, without the prior written consent of the Purchaser, offer,

sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, during the Lock-Up Period, an amount of the Company's Common

Stock not in excess of 10,000 shares.

            The foregoing summary of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the

Purchase Agreement, a copy of which is attached hereto as Exhibit (d) and is incorporated herein by reference.

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Item 5.     Interest in Securities of the Issuer

            Pursuant to the Purchase Agreement, the Purchaser will acquire the Shares.  Each of the Reporting Persons is deemed to beneficially own the Shares and, based on information contained in the Company's Quarterly

Report on Form 10-Q for the quarterly period ended December 30, 1995, the percentage of outstanding shares of Common Stock, listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith relating to such Reporting Person.  In addition, the number of shares of Common

Stock deemed beneficially owned by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9, and 10, respectively, of the cover page filed herewith relating to such Reporting Person.

            Except as set forth in this Schedule 13D, none of the Reporting

Persons, and to the knowledge of the Reporting Persons, none of the persons listed on Schedule I, beneficially owns any shares of Common Stock.

            Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

            Except as set forth in this Schedule 13D, none of the Reporting

Persons, and to the knowledge of each of the Reporting Persons, none of the persons listed in Schedule I hereto, is a party to any contract,

arrangement, understanding or relationship with respect to any securities of the Company.

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Item 7.     Material to be Filed as Exhibits

            (a)   Filing Agreement, dated March 22, 1996
                  between Parent and Purchaser.

            (b) Option Agreement, dated September 28, 1995, between Purchaser and the Company.

            (c)   Notice, dated December 21, 1995, from the
                  Purchaser to the Company.

            (d) Purchase and Registration Rights Agreement, dated March 15, 1996, between Purchaser and the Company.

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                                 SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      March 22, 1996


                                          GRAND METROPOLITAN PLC


                                          By:/s/ PAUL S. WALSH
                                             Paul S. Walsh
                                             Director

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                                 SIGNATURES
            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      March 22, 1996


                                          THE PILLSBURY COMPANY


                                          By:/s/ JEROME J. JENKO
                                             Jerome J. Jenko
                                             Senior Vice President,
                                             General Counsel and
                                             Secretary


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                                                                 SCHEDULE I



                                 PURCHASER


      The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Purchaser. Unless otherwise specified each person listed below is a citizen of the United States and has his or her principal business address at the offices of Purchaser, 200 South Sixth Street, Minneapolis, Minnesota 55402.


   Name and Business Address        Present Principal Occupation or Employment

Paul S. Walsh*  . . . . . . .    Chief Executive Officer and President of
                                 Purchaser.  Director of Parent.  Director of
                                 Purchaser.


James R. Behnke . . . . . . .    Senior Vice President--Research and Development
                                 of Purchaser.  Director of Purchaser.

John D'Amecourt**  . . . . . .   Chief Executive Officer Grand Met Foods
                                 Europe.  Director of Purchaser.


Thomas A. Debrowski . . . . .    Senior Vice President--Operations of Purchaser.
                                 Director of Purchaser.

Luis J. de Ocejo  . . . . . .    Senior Vice President--Human Resources &
                                 Corporate Affairs of Purchaser.  Director of
                                 Purchaser.

V. Ann Hailey . . . . . . . .    Senior Vice President and Chief Financial
                                 Officer of Purchaser. Treasurer of the
                                 Purchaser.  Director of Purchaser.

H. Robert Hawthorne***   . . .    President--Pillsbury Brands of Purchaser.


Jerome J. Jenko . . . . . . .    Senior Vice President, Secretary and General
                                 Counsel of Purchaser.  Director of Purchaser.

Richard Lenny . . . . . . . .    President--Specialty Brands of Purchaser.
                                 Director of Purchaser.

John B. McGrath . . . . . . .    Group Chief Executive of Parent.  Director of
                                 Parent.  Director of Purchaser.
__________

    * Citizen of the United Kingdom.
   ** Citizen of France.
  *** Citizen of Canada.
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Stanley Paul Oliver*  . . . .    President of Pillsbury Bakeries and Food
                                 Service, Inc.  Director of Purchaser.

Lucio Rizzi**  . . . . . . . .   President--International of Purchaser.
                                 Director of Purchaser.

John Robert Speirs  . . . . .    Senior Vice President--Strategic Brand
                                 Development of Purchaser.  Director of
                                 Purchaser.

__________

    * Citizen of Canada.
   ** Citizen of Italy.


                                   PARENT


      The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Parent. Unless otherwise specified, each person listed below is a citizen of the United Kingdom and has his or her principal business address at 20 St. James's Square, London SW1Y 4RR, England.

   Name and Business Address        Present Principal Occupation or Employment

George J. Bull  . . . . . . .    Chairman of Parent.  Director of Parent.

Richard V. Giordano KBE*  . .    Chairman, British Gas PLC.  Deputy Chairman of
British Gas PLC                  Parent.  Non-Executive Director of Parent.
Rivermill House
152 Grosvenor Road
London SW1V 3JL, England

Peter E.B. Cawdron  . . . . .    Group Strategy Development Director of Parent.
                                 Director of Parent.

Gerald M.N. Corbett . . . . .    Group Finance Director of Parent.  Director of
                                 Parent.

John B. McGrath . . . . . . .    Group Chief Executive of Parent.  Director of
                                  Parent.  Director of Purchaser.

David E. Tagg . . . . . . . .    Group Services Director of Parent.  Director of
                                 Parent.

Paul S. Walsh . . . . . . . .    Director of Parent, Chief Executive Officer and
200 South Sixth Street           President of Purchaser.  Director of Purchaser.
Minneapolis, Minnesota 55402

Michael L. Hepher . . . . . .    Non-Executive Director of Parent.
Flat 6
8 Hans Crescent
Knightsbridge
London SWIX OLJ1 England

----------
   * Citizen of the United States.
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Peter J.D. Job  . . . . . . .    Chief Executive of Reuters Holdings PLC.  Non-
85 Fleet Street                  Executive Director of Parent.
London EC4P 4AJ, England

Sir David Simon CBE . . . . .    Chairman of The British Petroleum Company
Brittanic House                  p.l.c. Non-Executive Director of Parent.
1 Finsbury Circus
London EC2N 7BA, England

Carol St. Mark* . . . . . . .    President and Chief Executive Officer of Pitney
Stamford Connecticut             Bowes Business Services.  Non-Executive
06926-0700                       Director of Parent.

Roger H. Myddelton  . . . . .    Secretary and Group Legal Director of Parent.

John Keenan*  . . . . . . . .    Chairman and Chief Executive Officer of
1 York Gate                      International Distillers & Vintners, a sector
London NW1 4PU, England          of Parent.  Director of Parent.

----------
   * Citizen of the United States.
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                             INDEX TO EXHIBITS

                                                                 Sequentially
                                                                 Numbered
  Exhibit No.               Description                          Page

  (a)                       Filing Agreement, dated
                            March 22, 1996, between
                            Parent and Purchaser.

  (b)                       Option Agreement, dated
                            September 28, 1995,
                            between Purchaser and the
                            Company.

  (c)                       Notice, dated December 21,
                            1995, from the Purchaser
                            to the Company.

  (d)                       Purchase and Registration
                            Rights Agreement, dated
                            March 15, 1996, between
                            Purchaser and the Company.